Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                        E-mail:  grhlaw@hotmail.com

February 3, 2010

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Andrew Mew, Accounting Branch Chief
Mr. Robert Babula, Staff Accountant
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Re:           Transfer Technology International Corp.
Item 4.02 Form 8-K
Filed November 23, 2009
File No. 0-27131

Gentlemen:

As outside counsel to Transfer Technology International Corp. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated November 24, 2009, regarding the matters listed above.  The staff’s comments are reproduced below in bold italics and followed by the Company’s response.  If our responses are acceptable to the staff, we will file amended and restated annual and quarterly filings as necessary to disclose the changes.

Item 4.02 Form 8-K

1.
Please amend your filing to disclose when you concluded that your previously issued financial statements should no longer be relied upon, and when you will file the restated financial statements.  In addition, it appears that you were advised or notified by your auditors that disclosure should be made to prevent future reliance on the audit report or complete interim reviews related to these previously issued financial statements.  If so, Item 4.02 (c) of Form 8-K requires you to provide your auditors with a copy of this 8-K disclosure and requests that they furnish you with a letter stating whether they agree with the statements you have made in response to Item 4.02 (b).  If they do not agree with your disclosure, they should explain why not.  Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Response:   The Company concluded previously filed financial statements should no longer be relied upon on October 20, 2009, when it filed its response to the SEC comment letter.    The Company will revise the financials statement upon final approval the Securities and Exchange Commission's approval of our response to the comment letter. The Company will revise the December 31, 2008 10K as part of the 10K for year ended December 31, 2009. The quarterly 10Q's will be as part of the 10Q's for quarters ended March 31, 2010, June 30, 2010 and September 30, 2010.  The Company has provided its auditors with a copy of the disclosures on Form 8-K originally filed November 23, 2009, and the auditors are providing the Company with a copy of the appropriate concurring letter.  The Company will file an amended Form 8-K with this information disclosed within two days of the filing of this comment response letter.

2.
Tell us and disclose in more detail the nature of the accounting error in connection with the acquisition of two patents from an apparent related party including the impact of the error on the accounts affected and the EPS data for all of the periods affected.  In addition, explain to us and clarify in your disclosure why the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009 should not be relied upon given that the accounting error disclosed apparently affects only the fiscal year 2008.

Response:  On November 10, 2009, the Staff issued a comment letter to the Company regarding the Company’s accounting in connection with the acquisition of two patents.  The Company had filed a response to that letter the same day this response was filed.  Please see that response for a detailed discussion of the accounting treatment.  With regard to the impact on accounts affected, the net loss will be decreased by $908,499 due to the fact that beneficial interest expense was recorded for related party transactions.   GAAP requires that related party transactions be valued at reliable historical values.  We believe the patents’ valuation is $11,000 based on the public auction price ninety days prior to the Company’s purchase of the patents from the SB Investment Trust.  Therefore the $908,499 expensed as beneficial interest expense has been corrected and posted to Additional Paid In Capital.  Further, the EPS for the 6 months ended June 30, 2008 that was reported as a net loss of $(.19) per share will be revised to a net loss of $(.11), the EPS for the 9 months ended September 30, 2008 that was reported as a net loss of $(.21) per share will be revised to a net loss of $(.14), and the EPS for the year ended December 31, 2008 that was reported as a net loss of $(.25) per share will be revised to a net loss of $(.18).  A spread sheet further detailing this is attached hereto as Schedule A.

3.
We note your material weakness disclosure related to not having adequately designated procedures to review accounting entries and that you have remediated the weakness.  In that regard, please explain to us and disclose in detail what remediated actions(s) you had taken to correct the material weakness and when it was corrected.  We may have further comment.

Response:   The Company established a procedure and policy that no entries would be made to the general ledger of the Company before proposed entries had been concurrently reviewed by the CEO and the CFO of the Company.  Procedures were established on October 20, 2009.

4.
Please tell us if your certifying officers have considered the effect of the accounting error on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K.  If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination.  Otherwise, please explain to us why the discovery of the error did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response:  The certifying officers of the Company have considered the effect of the accounting error on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K and concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated.  This will be disclosed in the amended Form 8-K originally filed on November 23, 2009.

In connection with this response to the comments of the staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company

SCHEDULE A

Transfer Technology International Corporation
EPS revised
12/31/2008

	Previous Reported 10 Q	To be Amended		Previous Reported 10 Q	To be Amended		Previous Reported 10 k	To be Amended
	For the six months ended			For the nine months ended
	June 30, 2008		Difference	September 30, 2008		Difference	December 31, 2008		Difference

Net (loss)	(2,110,729)	(1,202,230)	(908,499)	(2,692,764)	(1,784,265)	(908,499)	(3,606,747)	(2,698,248)	(908,499)

Net (loss) per Common Stock - Basic and diluted	(0.19)	(0.11)	(0.08)	(0.21)	(0.14)	(0.07)	(0.25)	(0.18)	(0.06)

Weighted Average Outstanding Shares
of Common Stock - Basic and diluted	11,035,320	11,035,320	11,035,320	12,533,853	12,533,853	12,533,853	14,679,275	14,679,275	14,679,275